Sprinter Football Club, Inc.

2344 Corte De La Jara

Pleasanton, CA 94566

January 25, 2016

Donald E. Field

Justin Dobbie

United States Securities and Exchange Commission

Dear Mr. Field and Mr. Dobbie,

We appreciate your work regarding this filing. There are a few locations where the filing has changed. The major changes are:

1.	We now have multiple share classes being offered (Class B Common Stock, Class C Common Stock, and Class D Common Stock).
2.	The securities are being offered in exchange for services, not for cash.

We have addressed the issues the SEC had with the filing and the need for:

1.	Financial Statements,… they are now included.
2.	A state was needed to “certify/qualify” the filing. We are submitting this amended filing (offering circular) to California today, December 31, 2015. I will send you the state’s correspondence when it becomes available.
3.	Legal counsel signature was necessary. It has been attached in the filing.

There are a few technical issues with The Form 1-A filing:

1.	The computer system will not let us put in our share price correctly. The form would not allow multiple (past two) decimal places. We have put in $0.01 as a share price as to allow the form to be “accepted” through the EDGAR filing system. The share price is actually $0.00016667 for all three share classes.
2.	The form would not allow for our multiple share classes. We have combined the filing’s total amount of shares to 60,000,000. In actuality the share amounts are as follows: 40,000,000 for Class B Common Stock, 10,000,000 for Class C Common Stock, and 10,000,000 for Class D Common Stock.

The person who is “EDGARizing” the document is “redlining” the document. I can also send you a “highlighted” version for easy visual recognition of the locations where there are changes to the language. Whatever works best for you we can do.

We request that the following exhibits (sequence number included) from the last amended filing dated 2015-09-03 be removed from the EDGAR system so that there is no confusion to prospective subscribers/shareholders:

1. STOCK SPLIT (sequence 4)

2. MINUTES (sequence 5)

3. STOCK PLAN (sequence 12)

4. ITEM 6(E) (sequence 13)

The “STOCK SPLIT”, the “STOCK PLAN”, and “MINUTES” reference actions that were unclear and should be removed from the system if possible, as legal counsel advised us that the action was not clear from the board of directors. The ARTICLES OF INCORPORATION and BYLAWS have been amended to provide clarity. No shareholders have been affected. The board and all shareholders have approved all actions. There was only one shareholder, myself, Peter Allen Schuh who is also the Chairman and C.E.O., and I apologize for any confusion it has created.

Thank you for your time.

Sincerely,

/S/ PETER ALLEN SCHUH

C.E.O. of Sprinter Football Club, Inc.